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August 12, 2021

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Ms. Karen L. Rossotto

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentleman:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Ms. Karen L. Rossotto of the staff of the Securities and Exchange Commission (the “Staff”) on July 20, 2021, with respect to the Registrant’s Post-Effective Amendment No. 104 (the “Amendment”), which contained proposed disclosure related to the following new series of the Registrant, designated the iM Dolan McEniry Corporate Bond Fund, the iM DBi Managed Futures Strategy ETF and the iM DBi Hedge Strategy ETF (each, a “Fund” and, together, the “Funds”).

The Staff’s comments are set forth below in bold typeface for your reference. Page references in the text of this response letter correspond to page numbers from the Amendment. Revised disclosure intended to address these comments is included in a further post-effective amendment to be filed a few days after the filing of this response letter. As requested by the Staff, to the extent that a comment about a Fund applies to other sections of the Amendment, we have applied that comment to each applicable section. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant in preparing and submitting this response letter.

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The Registrant’s responses to the Staff’s comments are as follows:

Prospectus for the iM Dolan McEniry Corporate Bond Fund (the “Bond Fund”)

1.	If the Bond Fund will invest in emerging markets corporate bonds, please add appropriate disclosure about emerging markets.

Comment acknowledged. Although the Bond Fund will invest to some extent in non-U.S. corporate bonds, it does not expect to invest in debt issued by emerging market companies and, therefore, has not added disclosure about emerging markets.

2.

In the fee and expense table, the expiration of the expense limitation is stated as April 30, 2022. In order to reflect the reduced expenses from that limitation in the table, please show an expiration date at least one year from when the prospectus is expected to become effective.

Comment accepted. The Registrant will update that disclosure to refer to a period of at least one year.

3.

In the fee and expense table, the second sentence of note 2 states that the expense limitation agreement can be renewed for additional periods not exceeding one year. The renewal period should be for a period of at least one year in order to reflect the reduced expenses in the fee and expense table.

Comment accepted. The Registrant will revise that disclosure accordingly.

4.	Please update the April 30, 2022 date in note 3 to the fee and expense table, and elsewhere as appropriate.

Comment acknowledged. The Registrant has removed note 3 entirely.

5.	Also in note 3 to that table please clarify that reimbursements of amounts are possible only within 3 years from the date when the amount was waived or reimbursed.

Comment acknowledged. The Registrant has removed note 3 entirely.

6.	Under the heading “Performance” on page 4, please add the required disclosure from Item 4(b)(2) of Form N-1A that past performance is not indicative of how the Fund will perform in the future.

Comment accepted. The Registrant will supplement that disclosure to state, “Past performance, before and after taxes, does not necessarily indicate how the Fund will perform in the future.”

7.

At the end of the section under the heading “Advisory Fees” on page 10, please specify in the last paragraph which shareholder report and applicable period end date will provide the agreement approval discussion.

Comment accepted. The Registrant will supplement that disclosure to state that a discussion regarding the Board’s basis for approving the Fund’s investment advisory and sub-advisory agreements will be available in the Funds’ Annual Report to Shareholders for the year ended December 31, 2021.

8.

Under the heading “Prior Performance of the Sub-Advisor’s Similar Accounts” on page 11, the composite is referred to as the “Core Plus Bond” strategy. Please disclose whether the strategy used for that composite is the same strategy as will be employed for the Bond Fund.

Comment accepted. The Registrant will revise that disclosure as follows:

“The Composite performance shown is the performance of all of the Sub-Advisor’s discretionary private accounts managed using investment objectives, policies and strategies that are substantially similar, but not identical, to those that the Sub-Advisor uses to manage the Fund. . . . The investment strategies used for the Composite are not identical to those of the Fund because the private accounts comprising the Composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940, as amended (the “1940 Act”), and the Internal Revenue Code of 1986, as amended. ~~Additionally,~~ If applicable, such limitations, requirements and restrictions might have adversely affected the performance returns of the Composite.”

9.	Please confirm that derivative instruments in which the Bond Fund will invest will be valued at market value (rather than notional value) for purposes of the 80% test under Rule 35d-1.

Comment accepted. The Registrant confirms that derivatives will count toward the Bond Fund’s 80% level, and will be valued for that purpose using their market value rather than their notional value.

Prospectus for the iM DBi Managed Futures Strategy ETF (“Futures ETF”) and the iM DBi Hedge Strategy ETF (“Hedge ETF”) (together, the “ETFs”)

10.

For the Futures ETF, on page 2, please explain more clearly how the “Dynamic Beta Engine” operates. Please also disclose (a) whether the historical data used is current and probative given lag times and turnover, (b) whether there is initial and ongoing verification of the data, and (c) whether the selected commodity trading advisors being replicated are subject to the same Investment Company Act restrictions as the Futures ETF or how that is addressed by the Futures ETF.

Comment accepted. That disclosure has been supplemented as follows:

“The Fund’s managed futures strategy employs long and short positions in derivatives, primarily futures contracts and forward contracts, across the broad asset classes of equities, fixed income, currencies and, through the Subsidiary, commodities. Fund positions in those contracts are determined based on a proprietary, quantitative model – the Dynamic Beta Engine – that seeks to identify the main drivers of performance by approximating the current asset allocation of a selected pool of the largest commodity trading advisor ~~(“CTA”)~~ hedge funds (“CTA hedge funds”), which are hedge funds that use futures or forward contracts to achieve their investment objectives. The Dynamic Beta Engine analyzes recent (i.e., trailing 60-day) ~~historical~~ performance of CTA hedge funds in order to ~~estimate the current asset allocation of a selected pool of the largest CTAs~~ identify a portfolio of liquid financial instruments that closely reflects the estimated current asset allocation of the selected pool of CTA hedge funds, with the goal of simulating the performance, but not the underlying positions, of those funds. Based on this analysis, the Fund will invest in an optimized portfolio of long and short positions in domestically-traded, liquid derivative contracts.

The Dynamic Beta Engine uses data sourced from (1) publicly available U.S. futures market data obtained and cross-checked through multiple common subscription pricing sources, and (2) public CTA hedge fund indexes obtained through common subscription services and cross-checked with publicly available index information. The Sub-Advisor relies exclusively on the ~~model~~ Dynamic Beta Engine and does not have discretion to override the model-determined asset allocation or portfolio weights. The Sub-Advisor will periodically review whether instruments should be added to or removed from the model in order to improve the model’s efficiency. The model’s asset allocation is limited to asset classes that are traded on U.S.-based exchanges.”

11.

Under the heading “Principal Strategies,” in the third paragraph, please remove the modifier “currently.” That term suggests the strategy could be changed in a material manner without notice to investors.

Comment accepted. The Registrant will revise that disclosure accordingly.

12.	In that same section, in the following paragraph that refers to short positions, please explain in plain English what is a short position.

Comment accepted. The Registrant will add the following disclosure to the end of the third paragraph under “Principal Strategies”:

“Agreeing to buy the underlying instrument is called buying a futures contract or taking a long position in the contract. Likewise, agreeing to sell the underlying instrument is called selling a futures contract or taking a short position in the contract.”

13.	In that same paragraph on page 2, please replace the statement about an 8-10% volatility level with a plain English explanation of that aspect of the Futures ETF.

Comment accepted. The Registrant will replace the final sentence of paragraph 4 under “Principal Strategies” with the following disclosure:

“Under normal market conditions, the Sub-Advisor will seek to achieve Fund volatility of 8-10% on an annual basis, which refers to the approximate maximum amount of expected gains or losses during a given year expressed as a percentage of value.”

14.	With respect to the commodity futures mentioned on page 3, please supplementally confirm that those instruments will be cash settled.

Comment accepted. The Registrant confirms that commodity futures will be cash settled.

15.

Disclosure for the Futures ETF states that its subsidiary will invest in pooled vehicles as well as commodity futures. Will the Futures ETF have direct or indirect exposure to cryptocurrencies as a result of those investments? If yes, additional disclosure may be needed.

Comment acknowledged. The Futures ETF does not currently expect to have direct or indirect exposure to cryptocurrencies through those investments. The Registrant will add appropriate strategy and risk disclosure in the future if the Futures ETF determines to pursue cryptocurrency exposure.

16.

The prospectus for the Futures ETF states, on page 4, that it has equity securities exposure.    If that equity exposure results from direct investments in equities, please disclose what types of equities.

Comment acknowledged. The Futures ETF’s equity exposure arises from investments in various stock index futures rather than from direct investments in equities, and therefore the Registrant has not supplemented this disclosure as indicated.

17.

The prospectus for the Futures ETF states, on page 4, that shares may trade at prices other than NAV. Please add more disclosure about that risk (and the impact on shareholders), including that it may be heightened as a result of the volatility of portfolio holdings and through the use of direct or indirect leverage.

Comment accepted. The Registrant will revise that risk factor as follows:

“Shares May Trade at Prices Other Than NAV. As with all ETFs, Shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of Shares will approximate the Fund’s NAV, there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of Shares or during periods of market volatility. This risk is heightened in times of market volatility and volatility in the Fund’s portfolio holdings, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant. If an investor purchases Shares at a time when the market price is at a premium to the NAV of the Shares or sells at a time when the market price is at a discount to the NAV of the Shares, then the investor may sustain losses that are in addition to any losses caused by a decrease in NAV.”

The Registrant respectfully submits that “Leverage Risk” is included in the Futures ETF’s principal risks and addresses the risks associated with the use of leverage, and therefore the Registrant has not further modified the disclosure under “ETF Risks—Shares May Trade at Prices other Than NAV.”

18.	Please consider whether the disclosure under “Management Risk” on page 5 should include risks related to models from third parties, such as data errors and that a model does not perform as expected.

Comment acknowledged. The Registrant respectfully notes that, in response to Comment 22 below, the Item 4 risk disclosure for each ETF has been supplemented to include “Models and Data Risk,” which discusses these risks. Therefore, the Registrant has not further revised the disclosure under “Management Risk.”

19.	The ETFs state that they may engage in short sales. Please confirm that the expected short sale expenses are included in the Fees and Expenses table.

Comment acknowledged. The ETFs may but have not yet engaged in short sales. Those expenses will be included in the Fees and Expenses table in the future if an ETF intends to engage in short sales.

20.	In the disclosure under “Performance” on page 10, please add the narrative disclosure required by Item 4(b)(2).

Comment accepted. The Registrant will supplement that disclosure to state that, “Past performance, before and after taxes, does not necessarily indicate how the Fund will perform in the future.”

21.	Please conform disclosure for the Hedge ETF to the prior comments stated above.

Comment accepted. The Registrant will revise the disclosure for the Hedge ETF to conform to the applicable comments and responses above.

22.	Please add the disclosure under “Model and Data Risk” shown on page 13 to the prospectus summary for each ETF.

Comment accepted. “Models and Data Risk” will be added to the Item 4 risk disclosure for each ETF directly under “Management Risk.”

23.

Please correct the disclosure shown on page 15 related to CFTC regulation, which appears to be incorrectly inserted to the middle of disclosure about the sub-advisor’s prior performance. There appears to be an error in the Edgarization or page and column breaks for the disclosure.

Comment acknowledged. That disclosure specifically refers to the requirement of the Commodities Exchange Act that the Sub-Advisor disclose the performance of all accounts managed that have investment objectives, policies and strategies substantially similar to those of the ETFs. The Registrant respectfully responds that the disclosure referenced appears in the format and in the order intended in relation to the discussion of the Sub-Advisor’s past performance.

24.	With respect to the Futures ETF, please address the Staff’s standard comments about the subsidiary, as follows:

a.

Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Comment accepted. The requested disclosure will be included under The Advisor and the Sub-Advisor – Management of the Subsidiary in the SAI. Please see the response to Comment 24(c) below for the supplemental disclosure addressing Comments 24(a)-(c).

b.

Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined.

Comment accepted. The requested disclosure will be included under The Advisor and the Sub-Advisor – Management of the Subsidiary in the SAI, and the advisory agreement with the Subsidiary will be filed as an exhibit to the Futures ETF’s registration statement. Please see the response to Comment 24(c) below for the supplemental disclosure addressing Comments 24(a)-(c).

c.	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Comment accepted. The requested disclosure will be included under The Advisor and the Sub-Advisor – Management of the Subsidiary in the SAI, as follows:

“The Advisor and the Sub-Advisor, as it relates to the Subsidiary, comply with provisions of the 1940 Act relating to investment advisory contracts under Section 15 as an investment adviser to the DBi Managed Futures Strategy ETF under Section 2(a)(20) of the 1940 Act. The DBi Managed Futures Strategy ETF complies with the provisions of the 1940 Act, including those relating to investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary, and the Subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17).”

With respect to the custodian, the Registrant will add the following disclosure under “General Information” in the SAI:

“The Trust’s custodian, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111 is responsible for holding the Fund’s assets and acting as the Trust’s accounting services agent. With respect to the DBi Managed Futures Strategy ETF, the Subsidiary’s custodian is U.S. Bank National Association, 1555 N. Rivercenter Drive, Milwaukee, Wisconsin 53212.”

d.

Disclose any of the principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Comment acknowledged. To the extent that any principal investment strategies and principal risks of the Subsidiary are deemed principal investment strategies and principal risks of the Futures ETF on an aggregate basis, those principal investment strategies and principal risks are disclosed as such in the Future ETF’s prospectus.

e.

Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Comment accepted. With respect to (1), there are no management fees assessed under the investment management agreement with the CFC. CFC expenses are not included under “Other Expenses” for the Fund because the Sub-Advisor absorbs those expenses. With respect to (2) and (3), the Registrant so confirms.

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Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

PAUL HASTINGS LLP

cc:	Litman Gregory Fund Advisors, LLC